

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

March 10, 2010

<u>By Facsimile and U.S. Mail</u>
Mr. Reynan Ballan
Chief Financial Officer
Stanford Management, Ltd.
2431 M. de la Cruz Street
Pasay City, Philippines

> **Re: Stanford Management, Ltd.**
> **Form 10-K/A for the Fiscal Year Ended August 31, 2009**
> **Filed February 9, 2010**
> **Form 10-Q/A for the Quarterly Period Ended November 30, 2009**
> **Filed February 9, 2010**
> **Response Letter Dated February 9, 2010**
> **File No. 1-33090**

Dear Mr. Ballan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief